

December 16, 2010

Anthony Spier
Chairman, President & Chief Executive Officer
Wells-Gardner Electronics Corporation
9500 West 55th Street, Suite A
McCook, Illinois

> **Re:** **Wells-Gardner Electronics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-08250**

Dear Mr. Spier:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business

1. In the first paragraph under Manufacturing and Assembly on page 3 we note your reliance on two sources for almost all of your LCD chassis subassemblies and other limited sources for LCD panels, touch sensors and controllers, and inverters. Please disclose the names of these sources. Please revise to discuss the material terms of the agreements you have with these suppliers.

Item 9A. Controls and Procedures

2. We note you have not disclosed the conclusions of your principal executive or financial officers regarding the effectiveness of your disclosure controls and procedures as of the period covered by this filing. Refer to Item 307 of Regulation S-K. In this regard, your current disclosure only states the Disclosure Committee conducted an evaluation of the effectiveness of the company's disclosure controls and procedures. Please confirm you will comply with Item 307 to disclose the required conclusions.

Item 15. Exhibits and Financial Statement Schedules

3. Please refer to prior comment one. We note from page 3 and your risk factor disclosure on page 5 that you are dependent on (i) two sources for supplying almost all of the LCD chassis subassemblies in addition to other limited sources for LCD panels, touch sensors and controllers, and inverters, and (ii) Aristrocrat and your next two largest customers account for about 60% of your total revenues. However, you have not filed any of these contractual arrangements as material agreements under Item 601(b)(10)(ii)(B). Please advise or comply.

Definitive Proxy Statement filed on March 11, 2010

Compensation Matters, page 11

4. Based upon the 2009 Summary Compensation Table, we note you have paid bonuses to Messrs. Spier and Brace. Please disclose the factors or circumstances upon which you decide to award these bonuses.

5. Further, the 2009 Summary Compensation Table shows stock awards paid to Messrs. Speir and Brace but we note you have not disclosed the aggregate grant date fair value for these awards, as computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(vi) and (vii) of Regulation S-K and confirm that you will comply.

6. Also, the 2009 Outstanding Equity Awards at Fiscal Year-End Table shows the number or shares of units of stock that have not vested for Messrs. Spier and Brace but does not show their vesting dates. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K and confirm you will comply.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Anthony Spier
Wells-Gardner Electronics Corporation
December 16, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Ajay Koduri, Staff Attorney, at 202-551-2210; Paul Fischer, Attorney Advisor, at 202-551-3415; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director